RKW 3/29

BB

11021556

SEC Mail Processing Section
RECEIVED
FEB 28 2011
Washington, DC
211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50220

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2010 (MM/DD/YY) AND ENDING 12-31-2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WesBanco Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 West Main St
(No. and Street)

St. Clairsville (City) OH (State) 43950 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rita A. Herndon 304-231-1201
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

2100 One PPG Place, (Address) Pittsburgh (City) PA (State) 15222 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 4/22

OATH OR AFFIRMATION

I, Rita A. Herndon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WesBanco Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Vice President

Title

Notary Public

OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
TIFFANY L. HOFFMAN
WesBanco Securities, Inc.
1 Bank Plaza
Wheeling, West Virginia 26003
My Commission Expires Aug. 11, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

The Board of Directors
WesBanco Securities, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of WesBanco Securities Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating WesBanco Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period of January 1, 2010 to December 31, 2010. WesBanco Securities, Inc.'s management is responsible for WesBanco Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, including disbursements from the operating bank account.

   There were no findings as a result of our procedures.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the fiscal period from January 1, 2010 to December 31, 2010.

   There were no findings as a result of our procedures.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   There were no findings as a result of our procedures.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings as a result of our procedures.

ERNST & YOUNG

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2010 to December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2011

Ernst & Young LLP

ERNST & YOUNG

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Audited Financial Statements and Schedules

Year Ended December 31, 2010

Contents

1012-1215712

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
WesBanco Securities, Inc.

We have audited the accompanying statement of financial condition of WesBanco Securities, Inc. (the Company, a wholly owned subsidiary of WesBanco, Inc.) as of December 31, 2010, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WesBanco Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 25, 2011

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement of Financial Condition

December 31, 2010

Assets	
Cash and cash equivalents	$ 1,836,894
Commission receivables	312,726
Prepaid expenses	68,737
Fixed assets (net of accumulated depreciation of $34,138)	22,031
Intangible assets (net of amortization of $172,146)	490,934
Other assets	43,175
Total assets	$ 2,774,497
Liabilities and shareholder's equity	
Liabilities:	
Accounts payable	$ 355,174
Contingent liabilities	239,713
Other liabilities	273,377
Total liabilities	868,264
Shareholder's equity:	
Common stock, par value $1 per share – authorized 500 shares, issued and outstanding 100 shares	100
Additional paid-in capital	1,275,533
Retained earnings	630,600
Total shareholder's equity	1,906,233
Total liabilities and shareholder's equity	$ 2,774,497

See accompanying notes.

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement of Operations

Year Ended December 31, 2010

Revenues	
Commissions	$ 4,827,137
Other	963
	4,828,100
Expenses	
Employee compensation and benefits	3,023,576
Clearing fees	135,002
Professional fees and expenses	187,914
General administrative	160,564
Other operating expenses	311,606
	3,818,662
Income before income taxes	1,009,438
Income tax expense	322,172
Net income	$ 687,266

See accompanying notes.

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Capital
Balance at December 31, 2009	$ 100	$ 1,275,533	$ 275,975	$ 1,551,608
Dividend upstreamed to Parent Company	–	–	(332,641)	(332,641)
Net income	–	–	687,266	687,266
Balance at December 31, 2010	$ 100	$ 1,275,533	$ 630,600	$ 1,906,233

See accompanying notes.

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement of Cash Flows

Year Ended December 31, 2010

Operating activities	
Net income	$ 687,266
Adjustments to reconcile net income to net cash provided in operating activities:	
Depreciation expense	5,598
Amortization expense	95,637
(Increase) decrease in operating assets:	
Receivables from brokers, dealers, and others	(7,460)
Prepaid expenses	(50,272)
Other assets	(11,734)
Increase (decrease) in operating liabilities:	
Accounts payable, accrued expenses, and other liabilities	(18,590)
Deferred taxes	160,027
Net cash provided by operating activities	860,472
Investing activities	
Purchase of fixed assets – net	(1,387)
Net cash used by investing activities	(1,387)
Financing activities	
Dividends upstreamed to Parent Company	(332,641)
Net cash used by financing activities	(332,641)
Net increase in cash and cash equivalents	526,444
Cash and cash equivalents at beginning of year	1,310,450
Cash and cash equivalents at end of year	$ 1,836,894
Supplemental Disclosure	
Payments to Affiliate for income taxes	$ 268,229

See accompanying notes.

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Notes to Financial Statements

December 31, 2010

1. Organization

WesBanco Securities, Inc. (the Company) is a wholly owned subsidiary of WesBanco, Inc. (Parent). The Company is registered as a broker/dealer under the Securities and Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority, Inc. (FINRA), Municipal Securities Rulemaking Board (MSRB), and Securities Investors Protection Association (SIPC). In 1998 WesBanco, Inc. acquired a full-service broker/dealer from Commercial BancShares, Inc., which became WesBanco Securities, Inc. in 1999. WesBanco Bank had established Mountaineer Securities Company, a discount brokerage division, in 1982 that merged into WesBanco Securities Inc. in 1999. Oak Hill Financial Securities, Inc. was merged into the Company as part of the acquisition of Oak Hill Financial, Inc. by WesBanco, Inc. in November 2007. In March 2009 the Company acquired customer lists relating to a brokerage operation owned by an Ohio-based savings bank in the Columbus, OH market.

The Company offers financial planning, wealth management, individual retirement account (IRA) and 401(k) rollover, retail brokerage services relating to securities such as insurance and mutual fund products, stocks, options, and bonds on a fully disclosed basis. The Company also operates as a registered investment advisor.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of less than 90 days.

Revenue Recognition

The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, or receive customer funds. All brokerage accounts are opened on a fully disclosed basis through our clearing agent, Mesirow Financial. Other accounts are opened directly with an insurance and/or mutual fund company. Related revenues and expenses are recorded on a trade-date basis. The fees related to the transactions are recorded as revenue when the related service has been rendered and collectability is reasonably assured. The Company records as accounts receivable amounts earned for services rendered when payment has not been received and collectability is reasonably assured.

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The principal estimated useful lives are three to seven years for furniture and equipment. Depreciation expense on furniture and equipment was $5,598.

Intangible Assets

The Company has recognized in 2009 an intangible asset in the amount of $663,080 for acquired customer lists related to a brokerage facility in the Columbus, OH market area. The customer lists are amortized on a sum-of-the-years-digits basis over a 12-year life. Amortization expense of the intangible asset was $95,637 in 2010. The Company also has a liability of $239,713 for future payments related to the earn-out performance on the acquired customers. The customer list and liability were recorded at fair value on the date of acquisition. The use of discounted cash flow calculations and management's best judgment are significant inputs in arriving at the fair values and therefore classified within Level 3 of the fair value hierarchy. There were no events or changes in circumstances indicating impairment of the customer lists as of December 31, 2010.

The following table shows the Company's intangible assets amortization for each of the next five years:

2011	$ 87,136
2012	78,635
2013	70,133
2014	61,632
2015	53,131

2. Significant Accounting Policies (continued)

Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by WesBanco, Inc. The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and law that will be in effect when the differences are expected to reverse. The amount of current tax expense or tax benefit is either remitted to or received from an Affiliate on a periodic basis in conjunction with the payment of estimated federal and state income taxes on a corporation-wide basis.

The Company is subject to the provisions of the Accounting Standards Codification 740-10-25, which includes the accounting for uncertainty in income taxes. This standard establishes consistent thresholds as it relates to accounting for income taxes. It defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more likely than not" to be sustained by the taxing authority and requires management of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50% likely to be realized. Management has analyzed the Company's inventory of tax positions taken with respect to all applicable income tax issues for open tax years (in each respective jurisdiction), and has concluded that no provision for income tax is required in the Company's financial statements for such positions.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as interest and other income, net, in the statement of operations. During the year, the Company did not accrue any interest or penalties.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Recent Accounting Principles

In January 2010, the FASB issued an accounting pronouncement to improve disclosures about fair value measurements that requires new disclosures on transfers into and out of Level 1 and Level 2 measurements of the fair value hierarchy and requires separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. The statement is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirements to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The adoption of the guidance had no impact on the Company's financial position and results of operations.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of $50,000, or 6.67% of aggregate indebtedness. At December 31, 2010, the Company had net capital of $1,242,245, which was $1,184,360 in excess of its required net capital of $57,885.

4. Income Taxes

The components of income tax expense for the year ended December 31, 2010, are as follows:

	Current	Deferred	Total
Federal	$ 378,385	$ (18,460)	$ 359,925
State	(35,315)	(2,438)	(37,753)
Total	$ 343,070	$ (20,898)	$ 322,172

4. Income Taxes (continued)

A reconciliation between the effective income tax rate and the federal statutory income tax rate follows:

Taxes at federal statutory rate	35.00%
State income taxes	(2.43)
Prior year adjustment	(1.30)
Other	0.65
Effective tax rate	31.92%

The Company has recorded a net deferred tax asset of $31,363 resulting from the timing of deductions for depreciation of fixed assets, contingency reserves, and Section 197 intangibles.

5. Related-Party Transactions

Related-party transactions consisted of cash held at an affiliate bank and taxes payable to WesBanco Bank, Inc. At December 31, 2010, the Company had cash on hand with affiliates of $278,506 and a payable to WesBanco Bank, Inc. for income taxes of $287,913.

The Company also processes trades on behalf of some officers and directors (including their affiliates and families) of WesBanco, Inc. and its subsidiaries and has conducted transactions with those subsidiaries in the ordinary course of business.

WesBanco, Inc. and WesBanco Bank, Inc. provide management services to the Company. The costs of these services are reimbursed to each company periodically by the Company and totaled $61,731. The Company's employees participate in the pension plan sponsored by WesBanco, Inc. Related expenses are not allocated to the Company and are not included in the statement of operations.

6. Financial Guarantee

The Company has agreed to indemnify the clearing broker, Mesirow Financial, for losses that it may sustain from customer accounts introduced by the Company. As of December 31, 2010, there were no amounts identified related to such agreement. The clearing agent holds marketable securities as collateral to support customer borrowing arrangements. At December 31, 2010, the market value of the collateral held for these borrowing arrangements was at least 140% of the amount borrowed.

The Company also maintains a clearing deposit with Mesirow Financial, which can be used to offset liabilities arising from the indemnification financial guarantee. At December 31, 2010, the cash held in two Mesirow Financial accounts consisted of non-restricted funds totaling $1,508,388 and restricted funds of $50,000 for a total of $1,558,388.

7. Subsequent Events

The Company has evaluated subsequent events through February 25, 2011, the date on which these financial statements were issued.

Supplemental Information Required by Rule 17a-5 of the Securities and Exchange Commission

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2010

Computation of net capital:	
Total shareholder's equity	$ 1,906,233
Deductions and/or charges:	
Non-allowable assets:	
Cash	–
Prepaid expenses	68,737
Fixed assets (net of accumulated depreciation of $34,138)	22,031
Trades with settlement of over 30 days	39,111
Intangible assets	490,934
Other assets	43,175
Total deductions and/or charges	663,988
Net capital	$ 1,242,245
Aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 868,264
Total aggregate indebtedness	$ 868,264
Computation of basic net capital requirement:	
Minimum net capital required	$ 57,885
Excess net capital	$ 1,184,360
Ratio: Aggregate indebtedness to net capital	0.70 to 1

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's amended December 31, 2010 Part IIA FOCUS filing on February 25, 2011.

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement Regarding Rule 15c3-3

December 31, 2010

As WesBanco Securities, Inc.'s business activities do not involve taking possession of customers' funds or securities, an exemption from Rule 15c3-3 of the Securities and Exchange Commission is claimed under paragraph (k)(2)(ii) for the following:

A. Computation for the Determination of Reserve Requirements Pursuant to Rule 15c3-3.

B. Information Relating to the Possession or Control Requirements under Rule 15c3-3.

ERNST & YOUNG

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222
Tel: +1 412 644 7800
Fax: +1 412 644 0477
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
WesBanco Securities, Inc.

In planning and performing our audit of the financial statements of WesBanco Securities, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2011

1012-1215712

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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